Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street

Minneapolis, MN 55402

612-332-5580

September 26, 2017

VIA EDGAR & FEDERAL EXPRESS

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Sit Mutual Funds, Inc.	File Nos. 33-42101 and 811-063
Series H: Sit Global Dividend Growth Fund (the “Registrant”)

Dear Ms. O’Neal-Johnson:

This is correspondence in connection with the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A filed on August 2, 2017. This correspondence is filed to reflect changes made in response to your comment provided to me via voicemail on September 25, 2017, and discussed with my associate, Kelly Boston on September 25, 2017. Such change was reflected in the Post-Effective Amendment to the Registrants’ Registration Statement that was filed on September 25, 2017.

Your comment concerned the Sit Global Dividend Growth Fund. You asked that we further clarify the percent that the Fund will invest in the stocks of foreign companies.

On Page 14 of the Prospectus, in the “Principal Investment Strategies” section of the Sit Global Dividend Growth Fund, paragraph six was revised as follows (changes marked):

The Fund diversifies its investments among a number of different countries throughout the world. ~~, but not fewer than three countries. Under normal market conditions, the Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S.~~Under normal circumstances, the Fund will invest at least 40% of its net assets in stocks of foreign companies drawn from at least three different countries (and at least 30% of its net assets in stocks of foreign companies if market conditions are deemed unfavorable).

I trust that this response has fully and satisfactorily addressed your final comment.

The disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Registrant also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that they will not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Deborah O’Neal-Johnson

September 26, 2017

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions, please call me at 612-359-2536.

Sincerely,

/s/ Paul E. Rasmussen

Vice President